UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               A. M. Castle & Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    148411101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Patrick J. Herbert, III 30 North LaSalle Suite 1232 Chicago IL 60602
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  11/22/2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



















The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  14811101                                            Page 2 of 8 Pages
          ------------
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         W. B. & Co.
         (General Partners:  Patrick J. Herbert, III and Simpson Estates, Inc.
---------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) /X /
---------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
---------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                / /
---------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois, USA
---------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF SHARES                   4,060,904
  BENEFICIALLY              -----------------------------------------------
   OWNED BY                 8      SHARED VOTING POWER
     EACH
   REPORTING                -----------------------------------------------
    PERSON                  9      SOLE DISPOSITIVE POWER
     WITH
                            -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,060,904  (See Item 3)
---------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       / /
---------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.04%
---------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
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

SCHEDULE 13D

CUSIP No.  14811101                                            Page 3 of 8 Pages
          ------------
---------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Simpson Estates, Inc.

---------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) /X /
---------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
---------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                / /
---------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois, USA
---------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY              -----------------------------------------------
   OWNED BY                 8      SHARED VOTING POWER
     EACH                          4,060,904
   REPORTING                -----------------------------------------------
    PERSON                  9      SOLE DISPOSITIVE POWER
     WITH
                            -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER

---------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,060,904  (See Item 3)
---------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       / /
---------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.04%
---------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
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

                                  SCHEDULE 13D

CUSIP No.  14811101                                            Page 4 of 8 Pages
          ------------
---------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Patrick J. Herbert, III

---------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) /X /
---------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------
4        SOURCE OF FUNDS

         00
---------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                / /
---------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois, USA
---------------------------------------------------------------------------
                            7      SOLE VOTING POWER
NUMBER OF SHARES                   78,010
  BENEFICIALLY              -----------------------------------------------
   OWNED BY                 8      SHARED VOTING POWER
     EACH                          4,931,766
   REPORTING                -----------------------------------------------
    PERSON                  9      SOLE DISPOSITIVE POWER
     WITH                          2,509,377
                            -----------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   1,021,254
---------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,009,776  (See Item 3)
---------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       / /
---------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         29.66%
---------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN

---------------------------------------------------------------------------
{W.B. & Co.}
Item 1.  Security and Issuer

                  Common Stock, no par value. The names and titles of the principal executive officer of the issuer of such common stock are as follows:

                  G. Thomas McKane President and Chief Executive Officer Edward
                  F. Culliton Vice President - Finance James A. Podojil Vice President - Controller Jerry M. Aufox Secretary - Legal Counsel

                  All of the individuals named above have their principal office at 3400 North Wolf Road, Franklin Park, Illinois 60131.

Item 2.  Identity and Background

                  a.       W.B. & Co.
                  b. c/o Simpson Estates, 30 North LaSalle, Suite 1232 Chicago, Illinois 60602 c. NA d. Such reporting person has not been convicted in a criminal proceeding during the last five years.
                  e. Such reporting person has not been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction during the last five years.
                  f.       Illinois, USA

Item 3.  Sources and Amount of Funds or Other Consideration

                  W.B. & Co. is a nominee partnership. Shares held by the reporting person were acquired by the transferors by purchase, inheritance, or gift.

                  On November 22, 2002, the reporting persons purchased $12 million of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") from the issuer for cash. Generally, the Preferred Stock votes on an as-if converted basis based on a per share conversion price of $6.69.

                  The number of shares beneficially owned includes 1,793,722 shares of common stock which would be received upon conversion of the Preferred Stock into common stock of the issuer. The Preferred Stock is convertible at any time into common stock of the issuer on a per share conversion price of $6.69.

Item 4.           Purpose of Transaction

                  The common stock of the issuer is being held by the reporting person for investment purposes only and the reporting person does not have any plans or proposals with respect to such common stock as enumerated in paragraphs (a) through (j) of
                  Item 4.

Item 5.  Interest in Securities of the Issuer.

                  a.       4,060,904 shares of Common Stock, 24.04%
                  b. The two general partners, Patrick J. Herbert, III and Simpson Estates, Inc. share the power to vote the reporting person's 4,060,904 shares of Common Stock. Patrick J. Herbert, III as either the trustee, custodian, or officer for the beneficial owners of the shares held by the nominee, has the sole power to dispose of 2,509,377 shares held by the reporting person.
                  c.       None except as described herein.
                  d. The beneficial owners of the shares held by the reporting person, which is a nominee partnership, have the right to receive dividends and profits from the sale of the Common Stock.
                  e.       NA

{Simpson Estates, Inc.}

Item 1.  Security and Issuer

                  Common Stock, no par value. The names and titles of the principal executive officer of the issuer of such common stock are as follows:

                  G. Thomas McKane President and Chief Executive Officer Edward
                  F. Culliton Vice President - Finance James A. Podojil Vice President - Controller Jerry M. Aufox Secretary - Legal Counsel

                  All of the individuals named above have their principal office at 3400 North Wolf Road, Franklin Park, Illinois 60131.

Item 2.  Identity and Background

                  a. Simpson Estates, Inc.
                  b. 30 North LaSalle, Suite 1232
                     Chicago, Illinois 60602
                  c. NA
                  d. Such reporting person has not been convicted in a criminal proceeding during the last five years. e. Such reporting person has not been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction during the last five years.
                  f. Illinois, USA

Item 3.  Sources and Amount of Funds or Other Consideration

                  Simpson Estates, Inc. is a corporation that serves as a general partner of W.B. & Co. Shares held by the reporting person were originally acquired by the transferors by purchase, inheritance, or gift.

                  On November 22, 2002, the reporting persons purchased $12 million of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") from the issuer for cash. Generally, the Preferred Stock votes on an as-if converted basis based on a per share conversion price of $6.69.

                  The number of shares beneficially owned includes 1,793,722 shares of common stock which would be received upon conversion of the Preferred Stock into common stock of the issuer. The Preferred Stock is convertible at any time into common stock of the issuer on a per share conversion price of $6.69.

Item 4.           Purpose of Transaction

                  The common stock of the issuer is being held by the reporting person for investment purposes only and the reporting person does not have any plans or proposals with respect to such common stock as enumerated in paragraphs (a) through (j) of
                  Item 4.

Item 5.  Interest in Securities of the Issuer.

                  a.       4,060,904 shares of Common Stock, 24.04%

                  b. The reporting person, Simpson Estates, Inc., shares the power to vote 4,060,904 shares of Common Stock that are held by a nominee partnership of which the reporting person is a general partner.
                  c.       None except as described herein.
                  d. The shares being reported by the reporting person are held by the reporting person as general partner in a nominee partnership. The beneficial owners of the shares have the right to receive dividends and profits from the sale of the Common Stock.
                  e.       NA

{Patrick J. Herbert, III}

Item 1.  Security and Issuer

                  Common Stock, no par value. The names and titles of the principal executive officer of the issuer of such common stock are as follows:

                  G. Thomas McKane President and Chief Executive Officer Edward
                  F. Culliton Vice President - Finance James A. Podojil Vice
                     President - Controller Jerry M. Aufox Secretary - Legal Counsel

                  All of the individuals named above have their principal office at 3400 North Wolf Road, Franklin Park, Illinois 60131.

Item 2.  Identity and Background

                  a. Patrick J. Herbert, III
                  b. c/o Simpson Estates, 30 North LaSalle, Suite 1232 Chicago,
                     Illinois 60602
                  c. President, Simpson Estates, Inc.
                  d. Such reporting person has not been convicted in a criminal proceeding during the last five years. e. Such reporting person has not been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction during the last five years.
                  f. Illinois, USA

Item 3.  Sources and Amount of Funds or Other Consideration

                  The shares being reported are, except for those shares held directly, held by the reporting person as trustee, officer, custodian, or advisor for clients of Simpson estates, Inc. These shares were originally acquired by purchase, inheritance, or gift.

                  On November 22, 2002, the reporting persons purchased $12 million of Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") from the issuer for cash. Generally, the Preferred Stock votes on an as-if converted basis based on a per share conversion price of $6.69.

                  The number of shares beneficially owned includes 1,793,722 shares of common stock which would be received upon conversion of the Preferred Stock into common stock of the issuer. The Preferred Stock is convertible at any time into common stock of the issuer on a per share conversion price of $6.69.

Item 4.  Purpose of Transaction

                  The common stock of the issuer is being held by the reporting person for investment purposes only and the reporting person does not have any plans or proposals with respect to such common stock as enumerated in paragraphs (a) through (j) of
                  Item 4.

Item 5.  Interest in Securities of the Issuer.

                  a.       5,009,776 shares of Common Stock, 29.66%
                  b. The reporting person, Patrick J. Herbert, III, shares the power to vote 4,931,766 shares of Common Stock. Of these shares, 4,060,904 are held by a nominee partnership of which the reporting person is a general partner. The reporting person has the sole power to vote 78,010 shares of Common Stock. The reporting person has sole dispositive power over 2,509,377 shares of Common Stock and shared dispositive power over 1,021,254 shares. The reporting person holds options to acquire 15,500 shares. These shares are included in the sole power to vote and sole power to dispose balances.
                  c.       None except as described herein.
                  d. The shares being reported by the reporting person, except for those shares held directly, are held by the reporting person as trustee, officer, custodian, or advisor. The beneficial owners of the shares have the right to receive dividends and profits from the sale of the Common Stock.
                  e.       NA

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Partnership Agreement.

Item 7.           Material to be filed as Exhibits

                  Partnership Agreement.

Signature

                  After reasonable inquiry and to the best of my knowledge and believe, the undersigned certify that the information set forth in this statement is true, complete, and correct.



                                            /s/ Patrick J. Herbert, III
                                            ---------------------------------
Date  November 26, 2002                     Patrick J. Herbert, III



                                            Simpson Estates, Inc.



                                            By: /s/ Patrick J. Herbert, III
                                               ------------------------------
                                               Patrick J. Herbert, III
                                                          President


                                            Signed individually and as general
                                            partners of W. B. & Co.